Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Third Quarter 2017 Results

Transformational quarter with multi-billion capital program now largely in service and closed the acquisition of Veresen

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Nov. 2, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2017.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	780	643	722	654
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	1,060	975	1,060	975
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	171	149	171	131
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	123	136	140	136
Total volume (mboe/d)(3)	2,134	1,903	2,093	1,896
Revenue	1,041	970	3,692	3,014
Net revenue(4)	532	427	1,537	1,250
Operating margin(4)	403	317	1,165	959
Gross profit	270	246	927	731
Earnings	107	120	446	335
Earnings per common share – basic (dollars)	0.22	0.25	0.97	0.73
Earnings per common share – diluted (dollars)	0.22	0.25	0.96	0.73
Adjusted EBITDA(4)	365	287	1,031	847
Cash flow from operating activities	302	247	990	791
Cash flow from operating activities per common share – basic (dollars)(4)	0.75	0.63	2.47	2.05
Adjusted cash flow from operating activities(4)	314	250	897	694
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.78	0.64	2.24	1.80
Common share dividends declared	205	188	601	547
Preferred share dividends declared	19	20	57	50
Dividends per common share (dollars)	0.51	0.48	1.50	1.42
Capital expenditures	341	537	1,525	1,292
Acquisition				566

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	232	174	183	121	617	455	535	376
Oil Sands & Heavy Oil	51	36	49	36	155	108	148	103
Gas Services(5)	88	66	72	52	267	202	189	135
Midstream(5)	161	125	122	106	498	394	378	338
Corporate		2	1	2		6		7
Total	532	403	427	317	1,537	1,165	1,250	959

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Highlights

•	Record Conventional Pipelines' revenue volumes during the third quarter of 780 mbpd, representing a 13 percent increase compared to 692 mbpd in the second quarter of 2017 and a 21 percent increase compared to 643 mbpd in the third quarter of 2016. Results for the third quarter of 2017 reflect a full quarter of contribution from Pembina's Phase III pipeline expansion ("Phase III Expansion") which was placed into service at the end of the second quarter;
•	Gas Services generated solid quarterly revenue volumes of 1,024 MMcf/d in the third quarter of 2017, an increase of 15 percent compared to the third quarter of 2016 and remained relatively flat compared to the second quarter of 2017, despite third-party curtailments in the natural gas market which occurred during the third quarter of 2017;
•	Generated third quarter and year-to-date earnings of $107 million and $446 million, an 11 percent decrease and 33 percent increase, respectively, over the same periods of the prior year;
•	Realized adjusted EBITDA of $365 million during the third quarter and $1,031 million year-to-date during 2017, 27 percent and 22 percent higher than the third quarter and first nine months of 2016, respectively;
•	Cash flow from operating activities was $302 million and $990 million for the three and nine months ended September 30, 2017 compared to $247 million and $791 million for the same periods in 2016, an increase of 22 percent and 25 percent, respectively. Adjusted cash flow from operating activities increased by 26 percent and 29 percent to $314 million and $897 million in the third quarter and first nine months of 2017 compared to the respective periods in 2016;
•	On a per share (basic) basis during the three and nine months ended September 30, 2017, cash flow from operating activities increased 19 percent and 20 percent, respectively, compared to the same periods of the prior year;
•	Realized one full quarter of cash flow from the assets placed into service at the end of the second quarter, which are continuing to ramp up, including the Company's Phase III Expansion, a third fractionator at Redwater and the Canadian Diluent Hub; and
•	On October 2, 2017, Pembina closed the previously announced acquisition of Veresen Inc. ("Veresen") and increased the common share dividend by 5.9 percent.

Executive Comments

"This quarter marked an inflection point in Pembina's history," said Mick Dilger, Pembina's President and Chief Executive Officer. "Pembina embarked on an unprecedented suite of growth projects in 2013 and since the beginning of 2015, we have placed over $5 billion of new fee-for-service assets into service. The largest component of this growth program, being the Phase III Expansion, the third Redwater fractionator and the Canadian Diluent Hub, were placed into service at the end of the second quarter. The third quarter of 2017 represented the first full quarter of cash flow contribution from these assets – which we continue to expect to ramp up over future quarters. Pembina's robust financial position provides a strong platform to pursue our next suite of growth projects."

"Thanks to the newly in-service assets, we've set a revenue volume record in our Conventional Pipelines business on a quarterly and year-to-date basis, which have contributed to reaching new financial records including adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share," continued Mr. Dilger.

"As volumes continue to ramp up on the recently in-service assets, our financial position will strengthen and our adjusted cash flow from our operating activities per share will continue to grow."

"On October 2, 2017, we closed the acquisition of Veresen – marking a transformational moment for our company," said Mr. Dilger. "With increased size and scale, greater diversification and a broader service offering, the future is bright for Pembina. Going forward, we are capable of pursuing expanded growth opportunities in support of continued value creation for our shareholders. Given the strong financial position of the combined company, we were also proud to have increased the dividend for a second time this year."

"Looking ahead, we will stay focused on successfully completing the remaining growth portfolio, further progressing our large-scale potential project roster as well as working to integrate Veresen and to achieve the near-term expected synergies of $75 to $100 million on a run-rate basis. We are now positioned as a leading North American infrastructure company able to continue delivering top-tier performance and I am excited to realize our expected transformational results," concluded Mr. Dilger.

New Developments in 2017 and Growth Projects Update

•	On November 1, 2017, Pembina placed its Duvernay complex into service ahead of schedule and under budget which included its 100 MMcf/d (75 MMcf/d net to Pembina) Duvernay I plant and the associated field hub;
•	In support of the growing liquids-rich Montney resource play, Pembina placed its northeast British Columbia pipeline expansion and its Altares Lateral into service at the end of October 2017 on time and on budget;
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add capacity between Fox Creek and Namao, Alberta and Phase V will add capacity between Lator and Fox Creek, Alberta;
•	On September 1, 2017, 500 mbbls of above ground storage was placed into service at Pembina's Canadian Diluent Hub, with an additional third-party condensate connection expected by the end of 2017;
•	As previously announced and aligned with the Phase III Expansion, the Company's third fractionator at Redwater was placed into service;
•	In October 2017, Canada Kuwait Petrochemical Corporation, Pembina's 50/50 joint venture entity with its partner Petrochemical Industries Company K.S.C., executed the primary FEED contract for the proposed propane dehydrogenation and polypropylene facility with a leading global engineering firm. In the event of project sanctioning, the facility would be constructed in close proximity to the Company's Redwater fractionation complex;
•	Pembina continues to advance construction and commissioning of infrastructure in support of North West Redwater Partnership's refinery and expects to place it into service by late 2017;
•	Work is continuing at Pembina's Edmonton North Terminal and its Edmonton Delivery System, with the remaining components expected to be placed into service by the end of 2017; and
•	Pembina previously signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a propane export terminal and continues to progress consultation with key stakeholders.

Strategic Business Combination Announcement

On October 2, 2017, Pembina announced that it completed its business combination (the "Transaction") with Veresen pursuant to a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) to create one of the largest energy infrastructure companies in Canada. Pursuant to the Arrangement, Pembina acquired all of the issued and outstanding common shares of Veresen valued at approximately $9.4 billion, including the assumption of Veresen debt, the proportionate interest in the debt of Veresen's equity accounted investments and Veresen preferred shares (Veresen and equity accounted investee's debt assumption is approximately $3 billion). All regulatory conditions have been satisfied prior to closing. These conditions included termination of the Hart-Scott-Rodino waiting period by the US Federal Trade Commission on May 30, 2017; approval by the Minister of Transport under the Canada Transportation Act on June 28, 2017; and expiry of the waiting period under the Canadian Competition Act on September 13, 2017. With respect to the Canadian Competition Act, Pembina continues to work with the Commissioner of Competition and his staff post-closing relative to the Alberta Ethane Gathering System ("AEGS"), and their review relating to AEGS is ongoing. In conjunction with closing the Transaction, Pembina increased its common share dividend by 5.9 percent to $0.18 per share per month effective for the October 2017 common share dividend.

Given the closing of the Arrangement occurred on October 2, 2017, Veresen's financial and operating results for the third quarter of 2017 are not reflected in Pembina's third quarter financial and operating results. Furthermore, pursuant to Canadian securities regulations, Veresen will not be filing financial statements and management's discussion and analysis for the third quarter of 2017. However, a summary of Veresen's proportionately consolidated EBITDA for the third quarter and nine months ended September 30, 2017 is as follows:

($ millions, except where noted)	3 months ended September 30 EBITDA (1)	9 months ended September 30 EBITDA(1)
Pipelines
Alliance	77	238
Ruby	45	142
AEGS	7	21
Midstream
Veresen Midstream	16	50
Aux Sable	25	43
Power	2	42
Corporate	(8)	(25)
Total	164	511

(1)	Veresen EBITDA has been measured using US GAAP as the basis of measurement excluding transaction costs, impact of gains and losses from foreign exchange, derivative financial instruments and project development spend. EBITDA for Veresen's jointly controlled businesses represents Veresen's proportional share based on Veresen's ownership interest, and includes consolidation adjustments. Post-acquisition, Veresen's results will be reported under International Financial Reporting Standards ("IFRS").

Alliance Pipeline ("Alliance") continued to benefit from high demand for seasonal and interruptible services, driven by a wide Chicago-AECO gas price differential, Alliance's high rate of availability and outages or curtailments on other transportation options out of western Canada.

Ruby Pipeline EBITDA continues to benefit from take-or-pay contracts despite volumes flowing on the pipeline being negatively impacted due to the strong competition from western Canadian gas.

Aux Sable earnings benefited from improved propane plus margins as well as the ability to recognize the margin deferred in previous quarters due to the annual nature of the counterparty margin sharing agreement underpinning this asset.

Veresen Midstream Limited Partnership ("Veresen Midstream") EBITDA is generated from the Hythe and Steeprock gas processing facilities, which are governed by a take-or-pay arrangement, as well as the Dawson natural gas gathering and compression assets, which are on a fee-for-service basis with a contracted mechanism that ensures the return of capital within eight years. The Dawson assets noted lower revenues and volumes in the quarter, primarily due to downstream outages impacting the ability to flow gas.

Veresen also progressed a number of development opportunities during and following the third quarter of 2017. Major new developments and growth project updates include:

•	As previously announced, the 200 MMcf/d Tower rich gas processing plant and the 400 MMcf/d Sunrise processing plant were both placed into service under budget and ahead of schedule in September 2017. Combined with the Saturn plant, where the first 200 MMcf/d processing train is expected to be placed into service in November 2017 under budget and ahead of schedule, Veresen Midstream will have placed 800 MMcf/d of gas processing capacity into service during 2017. The second 200 MMcf/d train at Saturn is expected to be placed into service in the first half of 2018;
•	In September 2017, Veresen re-contracted AEGS with its existing anchor tenants under a new, long-term take-or-pay transportation agreement for the majority of the existing capacity on the system effective January 1, 2019. Under the agreement, tolls have been increased to reflect the value of the service provided to customers; and
•	On September 21, 2017, Veresen announced that it had filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of a 7.8 million tonne per annum liquefied natural gas export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. The filing of the FERC application positions the project for a FERC decision in late 2018.

Dividends

•	Declared and paid dividends of $0.17 per qualifying common share for the applicable record dates in July, August and September 2017;
•	In connection with the Acquisition, Pembina increased its monthly dividend by an additional 5.9 percent to $0.18 per common share, effective for the dividend payable on November 15, 2017 to shareholders of record on October 25, 2017; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders of record on August 1, 2017.

Third Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Friday, November 3, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 10, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15481006.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307572&s=1&k=FDC4D235F6A00EF6BE8D08BC522465AB in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; completion of, and the potential future benefits and impacts of the Transaction including the timing thereof; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner (including in respect of the Transaction); that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the inability to meet the remaining conditions to completion of the Transaction, in a timely manner or at all; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017, and the closing of the Transaction on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Veresen EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. Veresen EBITDA has been calculated as defined in the table provided. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/02/c2775.html

%CIK: 0001546066

For further information: Investor Relations, Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:07e 02-NOV-17